FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.
Press Release dated September 10, 2008 from Cosan S.A. Indústria e Comércio announcing that its wholly owned subsidiaries Barra Bioenergia S.A. and Cosan S.A. Bioenergia have entered into power purchase agreements with Rede Comercializadora de Energia S.A.

COSAN and Rede enter
into power purchase agreement

São Paulo, September 11, 2008 – COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3), pursuant to CVM Instruction 358 of January 3, 2002, informs the public that its wholly owned subsidiaries Barra Bioenergia S.A. and Cosan S/A Bioenergia have entered into power purchase agreements with Rede Comercializadora de Energia S/A. Co-generation projects based on biomass will be commercially operated at the Univalem and Diamante units to fulfill the agreement for the purchase of approximately 3,000 GWh over a period of 15 years, currently worth some R$489 million, restated annually by the IGP-M inflation index.  The projects will require investments of the order of R$250 million.

COSAN believes that initiatives such as these will contribute to the greater inclusion of biomass in Brazil’s energy matrix

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	September 11, 2008	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer